September 11, 2007
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879

Re:	Brookshire Raw Materials (U.S.) Trust
Registration Statement on Form S-1
File No. 333-136879
Ladies and Gentlemen:
     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”).
     This letter also responds to the September 7, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. The responses of the Registrant and each of the Co-Registrants are set forth below.
     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s and each of the Co-Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via messenger 3 copies of this response, as well as 3 copies of Amendment No. 6 marked, to show changes to Amendment No. 5 to the Registration Statement filed on August 27, 2007, to Karen J. Garnett, Assistant Director.

Brookshire Raw Materials (U.S.) Trust
September 11, 2007

Risk Factors, page 17.
1.	We are unable to locate the risk factor you indicated in your response to comment 13 expressly stating that investors cannot rely upon the parent to support the Managing Owner. Please revise or advise.
Response:
We have revised the Registration Statement to include this risk factor. Please see page 27 of the amended Registration Statement.
Financial Statements
Brookshire Raw Materials Management, LLC
Note 2 Summary of Significant Accounting Policies
b) Investment in Trusts page F-31
2.	We have read your response to comment 10. Please further expand your disclosure to clarify that, as indicated in your response, you have no interest in the Private Fund. Also, clarify that, as we assume, you have no investment accounted for under the equity method or the proportional share of the trust’s assets and results of operations.
Response:
We have revised Note 2 in the financial statements for the Managing Owner to provide the requested clarification as follows:

b) Investment in Trusts

To the extent the Company has investments in trusts, these investments are accounted for using the equity method, whereby the investment in the trust is adjusted for the Company’s proportionate share of the trust’s assets and results of operations. The Company has no interest in the Brookshire Raw Materials Group Trust (the “Private Trust”) (see Note 4) or any other trusts (other than the Public Trust) and as a result has no investment accounted for under the equity method or the proportional share of any trust’s assets and results of operations, other than the Public Trust, whose accounts are included in these consolidated financial statements as disclosed in Note 2(a) above.

Please see pages F-31, F-41 and F-53 of the amended Registration Statement.
Note 4 Receivables From Trust, page F-33
3.	We have read and considered your response to comment 12. Please clarify whether the receivable from the Private Trust is not expected to be material

Brookshire Raw Materials (U.S.) Trust
September 11, 2007

to the Managing Owner after this offering, and the management fees from the Public Trust is expected to be sufficient in order for the Managing Owner to be able to exist without dependence on the Private Trust. Further clarify whether this representation still applies if you only raise the minimum amount of funds.
Response:
The receivable from the Private Trust is not expected to be material to the Managing Owner after the commencement of trading of the Public Trust. The management fees from the Public Trust is expected to be sufficient in order for the Managing Owner to be able to exist without dependence on the Private Trust. The foregoing representations apply even if only the Subscription Minimum is raised for each Fund. Note 4 in the financial statements for the Managing Owner has been revised accordingly, as follows:
4. Receivable from Trust

The receivable from trust represent reimbursable costs incurred in the offering of units of the Private Trust for which the Company acts as managing owner. These costs are collectible on a straight-line basis over a period of up to 24 months after the commencement of the trusts and funds’ trading operations.

	Dec 31	March 31	June 30
	2006	2007	2007
Brookshire Raw Materials Group Trust	304,576	266,391	278,817
Less: current portion	(179,748)	(179,748)	(179,748)
Long-term portion of receivable from trust	$124,828	$86,643	$99,069
If the Private Trust terminates before the Company has been fully reimbursed for those offering and operating expenses that comprise the receivable from trust, then the Company will not be entitled to receive any un-reimbursed portion of such expenses outstanding as of the termination date.

The receivable from the Private Trust is not expected to be material to the Managing Owner upon the commencement of trading of the Public Trust. Upon raising the minimum amount for the Public Trust to commence trading, the management fees to be earned by the Company from the Public Trust are expected to provide sufficient working capital in order for the Company to operate and meet all of its ongoing obligations without any reliance or dependence upon management fees generated from the Private Trust or the collection of the receivable from the Private Trust.

Please see pages F-33, F-43 and F-55 of the amended Registration Statement.
4.	Please revise to disclose that, as indicated in your response, “...if the Private Trust terminates before the Managing Owner has been fully reimbursed for

Brookshire Raw Materials (U.S.) Trust
September 11, 2007

the offering and operating expenses, the Managing owner will not be entitled to receive any unreimbursed portion of such expenses outstanding as of the termination date, to the extent of each Fund’s pro-rata obligations for such expenses.”
Response:
     We have added the requested disclosure in Note 4 of the financial statements for the Managing Owner. Note 4 reads as follows:
4. Receivable from Trust

The receivable from trust represent reimbursable costs incurred in the offering of units of the Private Trust for which the Company acts as managing owner. These costs are collectible on a straight-line basis over a period of up to 24 months after the commencement of the trusts and funds’ trading operations.

	Dec 31	March 31	June 30
	2006	2007	2007
Brookshire Raw Materials Group Trust	304,576	266,391	278,817
Less: current portion	(179,748)	(179,748)	(179,748)

Long-term portion of receivable from trust	$124,828	$86,643	$99,069

If the Private Trust terminates before the Company has been fully reimbursed for those offering and operating expenses that comprise the receivable from trust, then the Company will not be entitled to receive any un-reimbursed portion of such expenses outstanding as of the termination date.

The receivable from the Private Trust is not expected to be material to the Managing Owner upon the commencement of trading of the Public Trust. Upon raising the minimum amount for the Public Trust to commence trading, the management fees to be earned by the Company from the Public Trust are expected to provide sufficient working capital in order for the Company to operate and meet all of its ongoing obligations without any reliance or dependence upon management fees generated from the Private Trust or the collection of the receivable from the Private Trust.

Please see pages F-33, F-43 and F-55 of the amended Registration Statement.

Brookshire Raw Materials (U.S.) Trust
September 11, 2007

Opinions — Exhibits 5.1, 8.1, and 8.2
5.	Please file final, executed opinions with your next amendment or prior to requesting acceleration of the effective date.
Response:
Final, executed opinions we filed with the SEC prior to requesting acceleration of the effective date
Exhibit 23.1 — Consent of Independent Accountants
6. Please explain the basis for not referring to each Fund in this consent.
Response:
The consent has been revised accordingly to refer to each Fund. Please see Exhibit 23.1 in the amended Registration Statement.

Very truly yours, s/ Robert G. Frucht Robert G. Frucht Of Crowell & Moring, LLP

Enclosures

cc:	John Marshall Gary Sugar